July 8, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (212) 225-3999

James M. Cracchiolo
President and Chief Executive Officer
American Express Financial Corporation
707 2nd Avenue
Minneapolis, Minnesota 55474

Re:	Ameriprise Financial, Inc.
	Registration Statement on Form 10
      Filed June 7, 2005
	File No. 1-32525

Dear Mr. Cracchiolo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent the effectiveness of the registration statement is delayed, please update your financial statements as required by Rule
3-12 of Regulation S-X.

Summary of Consolidated Financial Data, page 12

2. While we note you do not have a classified balance sheet, please revise to disclose your obligations that are long-term in nature, including separate account liabilities. Refer to Instruction 2 of
Item 301 of Regulation S-K.  Similarly revise the Selected
Consolidated Financial Data on page 42.

Capitalization, page 40

3. Please revise to delete the presentation of cash and cash equivalents. Capitalization is represented by long-term debt and stockholders` equity.

Unaudited Pro Forma Financial Information, page 44

4. Please revise to provide a tabular presentation of all non-recurring charges excluded from these financial statements, identifying the period in which they will be incurred.

5. We note on page F-18 that you have provided for income taxes on a separate return basis, except that, under an agreement between you and American Express, tax benefits have been recognized for losses to the extent such losses can be used on American Express` consolidated federal income tax return. Please revise your pro forma income statements to reflect a tax provision calculated on the separate return basis with no exceptions. Refer to Question 3 of SAB Topic 1:B.1.

Unaudited Pro Forma Income Statement for the Year ended December
31,
2004 and the Three Months ended March 31, 2005, page 46

6. Please revise to delete adjustment (c), which assumes interest income earned on a capital contribution. Limit your disclosure of any assumed earnings to the footnotes.

7. Please revise footnote (d) to disclose all assumptions used to determine the amount of the adjustment and the basis for those assumptions.

Unaudited Pro Forma Income Statement for the Three Months ended
March
31, 2005, page 47

8. We note separation costs of $20 million included in pro forma income for the three months ended March 31, 2005. Please revise to disclose income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 50

General

9. Please revise to specifically discuss and analyze your balance sheet and significant changes in your balance sheet. Please include expanded disclosure of the amounts related to your insurance subsidiaries, including where they are recorded in you balance sheet.
A tabular format of the related reserves may be helpful to an investor. Refer to Item 303(a) of Regulation S-K.

Our Results of Operations by Segment, page 71

10. For each of the periods presented, please revise to include the
"Corporate and Other" segment in your analysis.

Consolidated Statements of Income, page F-3

11. Noting the significance of the other expenses line item to pre-tax income, please revise to separately report on the face of your income statement all categories of expenses that are material. Alternatively, provide footnote disclosure of the significant components of this line item. Consider providing an expanded discussion of these items in MD&A.

Note 1.  Summary of Significant Accounting Policies, page F-7

General

12. Please revise here and throughout your document to disclose how you considered SAB Topic 1:B in preparing these financial statements.
Revise MD&A to provide a separate section that discusses services and operations provided by American Express that you will have to replace and that discusses any financial obligations you will have to American Express during the transition of your company to that of a separate entity. Please ensure that you have discussed all associated trends on operations. For instance, clarify if there is any fee associated with the right you will have to use the American
Express name for two years after the separation.

Other Revenues, page F-10

13. Please revise to disclose your revenue recognition accounting model related to universal and variable universal life insurance.
Refer to SFAS 97.

Trading Securities, page F-12

14. Please cite the authoritative guidance you rely on to record your hedge fund investments at fair value with unrealized and realized gains (losses) recorded in the income statement.



Future Policy Benefits and Claims, page F-16

15. Please revise to disclose why liabilities for equity indexed deferred annuities are valued differently for annuities issued in 1999 or later as compared to those issued before 1999.

Note 2.  Investments, page F-21

16. Please revise to disclose the aggregate fair value by category for all investments in an unrealized loss position for which other-
than-temporary impairments have not been recognized as of December
31, 2003.   Refer to paragraph 21 of EITF 03-1.

17. For each of the periods presented, please revise to describe the main causes of the other-than-temporary impairments realized on your available-for-sale securities

18. We note your discussion on page F-23 of the $41 million unrealized loss related to your retained interest in a collateralized debt obligation securitization trust. Please revise to disclose the information you considered (both positive and negative) in reaching the conclusion that the impairment was not other-than-temporary. Your current disclosure supports your carrying value but does not support your conclusion that the $41 million impairment was not other-than-temporary. Refer to paragraph 21(b) of EITF 03-1.

Note 3.  Variable Interest Entities, page F-26

19. We note your disclosure that ongoing valuation adjustments specifically related to the consolidated CDO will be reflected in your results of operations until maturity and that the reduction in the value of the assets will be absorbed by the third-party investors. We also note your disclosure on page F-24 that the CDO is supported by a portfolio of high yield bond and loans which are classified as available-for-sale. Please revise to disclose why valuation adjustments will be reflected in your results of operations when the underlying investments are classified as available-for-sale, citing the accounting literature you relied on in determining the appropriateness of your accounting.

Note 4.  Deferred Acquisition Costs and Deferred Sales Inducement
Costs, page F-28

20. Please revise to disclose why amortization expense includes the impact of DAC amortization assumption changes made during periods other than the third quarter in your roll forward of deferred acquisition costs, citing the authoritative literature you relied on in determining the appropriateness of your accounting.


Note 5.  Goodwill and Other Intangibles, page F-28

21. We note on page F-14 that intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. For intangibles subject to amortization, please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class. Refer to paragraph
45(a) of SFAS 142.

22. For intangible assets not subject to amortization, please revise to disclose the total carrying amount and the carrying amount for each major intangible asset class. Refer to paragraph 45(b) of SFAS
142.

23. Please revise to describe the foreign currency translation adjustment and it`s affect on your goodwill balance.

Note 8. Shareholder`s Equity and Related Regulatory Requirements, page F-32

24. Please revise to disclose, as of the most recent balance sheet date, the actual and required amounts of regulatory capital.

Note 11.  Retirement Plans and Profit Sharing Arrangements, page
F-36

Profit Sharing Arrangements, page F-40

25. Please revise to specifically state to what the 33% in 2004 and
30% in 2005 and thereafter relates in the first Threadneedle profit sharing arrangement.

Note 12.  Derivatives and Hedging Activities, page F-41

26. To help us better understand your accounting and evaluate your disclosures, provide us with a comprehensive analysis for each relationship which includes a derivative instrument classified as a fair value or cash flow hedge. Tell us the following for each type of derivative hedging relationship:

a) Your strategy and purpose for each hedging relationship.

b) The critical terms of your derivative hedges and hedged items.

c) How you meet the criteria of paragraphs 20 and 28 of SFAS 133.

d) How you meet the criteria of paragraphs 21 and 29 of SFAS 133 for each hedged item.

e) How you design effectiveness testing.

f) How you measure ineffectiveness.

g) How you meet the criteria of paragraph 68 of SFAS 133, for each hedging relationship for which you use short cut accounting.

h) If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss the risk exposure they share and how you test for proportionality. Clearly explain the extent to which you are aggregating.

27. For each group of derivatives described in the derivatives not designated as hedges section starting on page F-42, please revise to disclose the amount recorded on the balance sheet as of each date presented.

28. Please revise MD&A to provide a substantially expanded discussion of your hedging activities, including the effects on your financial position, results of operations and cash flows.

Note 14.  Related Party Transactions, page F-45

29. We note you recorded certain reimbursements from American Express for costs incurred related to American Express corporate initiatives as capital contributions rather than reductions to expense amounts.
Please cite the authoritative guidance you rely on related to these transactions and provide expanded disclosures as to how you made your determinations.

Note 16.  Operating Segments, page F-48

30. Please revise to disclose the amount of amortization expense for each reportable segment. Refer to paragraph 27 of SFAS 131.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or Paul Cline, Senior Accountant, (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3698 with any other questions.

						Sincerely,



Mark Webb
Legal Branch Chief


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James M. Cracchiolo
Ameriprise Financial, Inc.
July 8, 2005
Page 7